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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               (AMENDMENT NO. 1)*

                        CROWN CASTLE INTERNATIONAL CORP.
        -----------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    228227104
        -----------------------------------------------------------------
                                 (CUSIP Number)

                           Bell Atlantic Mobile, Inc.
                           1095 Avenue of the Americas
                            New York, New York 10036

                                 with a copy to:

                              Marianne Drost, Esq.
                  Senior Vice President, Deputy General Counsel
                             and Corporate Secretary
                           Verizon Communications Inc.
                           1095 Avenue of the Americas
                            New York, New York 10036
        -----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   May 1, 2003
        -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

---------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 228227104                     13D                         PAGE 2 OF 7



1        NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Bell Atlantic Mobile, Inc.     22-3344794
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------

3        SEC USE ONLY
--------------------------------------------------------------------------------

4        SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                        [ ]
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------

                          7     SOLE VOTING POWER
 NUMBER OF SHARES               0 shares
   BENEFICIALLY    -----------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON         8     SHARED VOTING POWER
       WITH                     15,597,783 shares
                   -----------------------------------------------------------

                          9     SOLE DISPOSITIVE POWER
                                0 shares
                   -----------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER
                                15,597,783 shares
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         15,597,783
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES
         CERTAIN SHARES                                               [ ]
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.15%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

CUSIP NO. 228227104                     13D                         PAGE 3 OF 7



1        NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         Verizon Communications Inc. (f/k/a Bell Atlantic Corporation)
         23-2259884
--------------------------------------------------------------------------------

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a) [ ]
                                                                  (b) [ ]
--------------------------------------------------------------------------------

3        SEC USE ONLY
--------------------------------------------------------------------------------

4        SOURCE OF FUNDS
         OO
--------------------------------------------------------------------------------

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(D) OR 2(E)                                        [ ]
--------------------------------------------------------------------------------

6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
--------------------------------------------------------------------------------

                          7     SOLE VOTING POWER
 NUMBER OF SHARES               0 shares
   BENEFICIALLY    -----------------------------------------------------------
  OWNED BY EACH
 REPORTING PERSON         8     SHARED VOTING POWER
       WITH                     15,597,783 shares
                   -----------------------------------------------------------

                          9     SOLE DISPOSITIVE POWER
                                0 shares
                   -----------------------------------------------------------

                         10     SHARED DISPOSITIVE POWER
                                15,597,783 shares
--------------------------------------------------------------------------------

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         15,597,783
--------------------------------------------------------------------------------

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW  (11) EXCLUDES
         CERTAIN SHARES                                               [ ]
--------------------------------------------------------------------------------

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         7.15%
--------------------------------------------------------------------------------

14       TYPE OF REPORTING PERSON
         CO
--------------------------------------------------------------------------------

CUSIP NO. 228227104                     13D                         PAGE 4 OF 7



The following information supplements and amends the information contained in the Schedule 13D previously filed by Cellco Partnership, a Delaware general partnership doing business as Verizon Wireless ("VW"), and Verizon Communications Inc. (f/k/a Bell Atlantic Corporation), a Delaware corporation ("Verizon"), relating to the beneficial ownership of the common stock, $0.01 par value per share, of Crown Castle International Corp., a Delaware corporation (the "Corporation"), listed on the cover pages of this amendment.

ITEM 2.  IDENTITY AND BACKGROUND

The disclosure previously contained in Item 2 is replaced with the following:

         This Statement is being filed by Bell Atlantic Mobile, Inc., a Delaware corporation ("BAM Inc."), and Verizon. Verizon is the indirect parent corporation of BAM Inc.

         The principal business address of BAM Inc. is 1095 Avenue of the Americas, New York, New York 10036. Its principal business is holding a membership interest in Crown Atlantic Holding Company LLC, a Delaware limited liability company ("HoldCo"). BAM Inc. obtained a membership interest in HoldCo in connection with a distribution in complete redemption of BAM Inc.'s interest in VW. Subsequently, BAM Inc. obtained an additional membership interest in HoldCo by transfer and assignment from another indirect, wholly-owned subsidiary of Verizon. The directors and officers of BAM Inc. are set forth on Schedule I hereto, which schedule lists for each such person his or her name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, and which are incorporated herein by reference.

         Verizon is one of the world's leading providers of communications services. Subsidiaries of Verizon are engaged in the businesses of providing domestic wireline telecommunications services through local telephone services, including voice and data transport, enhanced and custom calling features, network access, directory assistance, private lines, public telephones, customer premises equipment distribution, systems integration, billing and collections, and Internet access services; wireless telecommunications products and services to United States and foreign customers, including cellular mobile service; domestic and international publishing businesses, including print directories and Internet-based shopping guides, as well as website creation and hosting and other electronic commerce service; and international wireline telecommunications investments and lease financing and other businesses. The address of Verizon's principal executive offices is 1095 Avenue of the Americas, New York, New York 10036. The directors and officers of Verizon are set forth on Schedule II hereto, which schedule lists for each such person his or her name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship, and which are incorporated herein by reference.

         During the last five years, neither BAM Inc. nor Verizon, and to the best knowledge of each of them, none of the persons listed in Schedules I and II, has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 228227104                     13D                         PAGE 5 OF 7


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The following is added to the end of Item 3:

           BAM Inc. obtained a membership interest in HoldCo in connection with a distribution in complete redemption of BAM Inc.'s interest in VW. Subsequently, BAM Inc. obtained an additional membership interest in HoldCo by transfer and assignment from another indirect, wholly-owned subsidiary of Verizon. On May 1, 2003, pursuant to the terms of the Redemption Agreement (the "Redemption Agreement") between BAM Inc. and HoldCo, HoldCo redeemed a portion of BAM Inc.'s membership interest in HoldCo, representing a 19.155% membership interest, in exchange for the Contributed Shares. In connection with such redemption, BAM Inc., the Corporation, HoldCo and CCA entered into a Letter Agreement (the "Registration Rights Letter") that, among other things, amended certain provisions of the Formation Agreement. The Registration Rights Letter, among other things, provided BAM Inc. with certain rights relating to the Contributed Shares and served as BAM Inc.'s request that the Corporation file a registration statement on Form S-3 to register for sale all of the Contributed Shares. This discussion is qualified in its entirety by reference to (i) the complete text of the Redemption Agreement, attached hereto as Exhibit 4, and
(ii) the complete text of the Registration Rights Letter, attached hereto as
Exhibit 5.

ITEM 4.  PURPOSE OF TRANSACTION

The disclosure previously contained in Item 4 is replaced with the following:

           VW acquired shared voting and investment power over the Contributed Shares on March 31, 1999, when CCA contributed the Contributed Shares to HoldCo in connection with the formation of the joint venture contemplated by the Formation Agreement. The discussion of the manner by which BAM Inc. acquired shared voting and investment power with CCA, and subsequently, shared voting and investment power with Verizon, over the Contributed Shares, is incorporated into this Item 4 from the last paragraph of Item 3.

           Except as provided below, neither BAM Inc. nor Verizon, and to the best knowledge of each of them, none of the persons named in Schedules I and II, currently has any plan or proposal which relate to, or might result in, any of the events described in paragraphs (a) through (j), inclusive, of Item 4 of
Schedule 13D. Pursuant to the Registration Rights Letter, BAM Inc. has requested that the Corporation file a registration statement on Form S-3 to register for sale all of the Contributed Shares. Further, BAM Inc. and Verizon may, from time to time, consider, engage in discussions regarding or consummate, in one, or a series of, public or private sales transactions (i) the sale or other disposition of all or a portion of the Contributed Shares, or (ii) the purchase of additional shares of Common Stock of the Corporation.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The disclosure previously contained in Item 5 is replaced with the following:

           BAM Inc. is the beneficial owner of 15,597,783 shares of Common Stock of the Corporation. BAM Inc. has, together with Verizon, shared voting power with respect to 15,597,783 shares of Common Stock, which constitutes approximately 7.15% of the Common Stock of the Corporation outstanding on May
2, 2003 (based on the number of shares outstanding as contained in the Corporation's most recently filed Form 10-Q), and shared dispositive power with respect to 15,597,783 shares of Common Stock. None of the persons listed in Schedules I and II has voting or dispositive power with respect to any shares of Common Stock of the Corporation.

CUSIP NO. 228227104                     13D                         PAGE 6 OF 7


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The following is added to the end of Item 6:

           The discussion of the Redemption Agreement and the Registration Rights Letter is incorporated into this Item 6 from the last paragraph of Item 3.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

The following is added to the end of Item 7:

Exhibit 4. Redemption Agreement dated as of May 1, 2003, between Crown Atlantic Holding Company LLC, a Delaware limited liability company, and Bell Atlantic Mobile, Inc., a Delaware corporation.

Exhibit 5. Letter Agreement dated as of May 1, 2003, by and among Bell Atlantic Mobile, Inc., a Delaware corporation, Crown Atlantic Holding Company LLC, a Delaware limited liability company, CCA Investment Corp., a Delaware corporation, and Crown Castle International Corp., a Delaware corporation.

CUSIP NO. 228227104                     13D                         PAGE 7 OF 7



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         BELL ATLANTIC MOBILE, INC.

Date:  May 16, 2003                      By:  /s/ Stephen B. Heimann
       ------------                           ----------------------------------
                                         Name:    Stephen B. Heimann
                                         Title:   Vice President and Assistant
                                                   Secretary




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         VERIZON COMMUNICATIONS INC.

Date:  May 16, 2003                      By:  /s/ Marianne Drost
       ------------                           ----------------------------------
                                         Name:    Marianne Drost
                                         Title:   Senior Vice President, Deputy
                                                   General Counsel and
                                                   Corporate Secretary

                                   Schedule I

                           Bell Atlantic Mobile, Inc.

                        Executive Officers and Directors

Name and Address                            Position and Principal Occupation
----------------                            ---------------------------------
Lawrence T. Babbio, Jr.                     Director and Chairman, President and Chief Executive Officer of
Verizon Communications Inc.                 Bell Atlantic Mobile, Inc.
1095 Avenue of the Americas                 Vice Chairman and President of Verizon Communications Inc.
New York, New York  10036

Janet M. Garrity                            Assistant Treasurer of Bell Atlantic Mobile, Inc.
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York  10036

Stephen B. Heimann                          Director and Vice President and Assistant Secretary of
Verizon Communications Inc.                 Bell Atlantic Mobile, Inc.
1095 Avenue of the Americas
New York, New York  10036

Paul N. Kelly                               Vice President - Taxes of Bell Atlantic Mobile, Inc.
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York  10036

Dermott O. Murphy                           Director and Vice President and Chief Financial Officer of Bell
Verizon Communications Inc.                 Atlantic Mobile, Inc.
1095 Avenue of the Americas
New York, New York  10036

Gary C. Ridge                               Vice President, Secretary and Treasurer of Bell Atlantic Mobile,
Verizon Communications Inc.                 Inc.
1095 Avenue of the Americas
New York, New York  10036


* All of the above listed directors and officers are citizens of the United States.

                                   Schedule II

                           Verizon Communications Inc.

                        Executive Officers and Directors

Name and Address                        Position and Principal Occupation
----------------                        ---------------------------------
James R. Barker                         Director of Verizon Communications Inc.
Verizon Communications Inc.             Chairman of Interlake Steamship Co. and Vice Chairman of Mormac
1095 Avenue of the Americas             Marine Group, Inc. and Moran Towing Corporation
New York, New York  10036

Richard L. Carrion                      Director of Verizon Communications Inc.
Verizon Communications Inc.             Chairman, President and Chief Executive Officer of
1095 Avenue of the Americas             Banco Popular de Puerto Rico and Popular, Inc.
New York, New York  10036

Charles R. Lee                          Chairman of the Board of Verizon Communications Inc.
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York  10036

Sandra O. Moose                         Director of Verizon Communications Inc.
Verizon Communications Inc.             Senior Vice President and Director of The Boston Consulting Group,
1095 Avenue of the Americas             Inc.
New York, New York  10036

Joseph Neubauer                         Director of Verizon Communications Inc.
Verizon Communications Inc.             Chairman and Chief Executive Officer of
1095 Avenue of the Americas             ARAMARK Corporation
New York, New York  10036

Thomas H. O'Brien                       Director of Verizon Communications Inc.
Verizon Communications Inc.             Retired Chairman and Chief Executive Officer, The PNC Financial
1095 Avenue of the Americas             Services Group, Inc.
New York, New York  10036

Russell E. Palmer                       Director of Verizon Communications Inc.
Verizon Communications Inc.             Chairman and Chief Executive Officer, The Palmer Group
1095 Avenue of the Americas
New York, New York  10036

Hugh B. Price                           Director of Verizon Communications Inc.
Verizon Communications Inc.             Retired President and Chief Executive Officer of the
1095 Avenue of the Americas             National Urban League
New York, New York  10036

Ivan G. Seidenberg                      Director of Verizon Communications Inc.
Verizon Communications Inc.             President and Chief Executive Officer of
1095 Avenue of the Americas             Verizon Communications Inc.
New York, New York  10036

Walter V. Shipley                       Director of Verizon Communications Inc.
Verizon Communications Inc.             Retired Chairman, The Chase Manhattan Corporation
1095 Avenue of the Americas
New York, New York  10036

John R. Stafford                        Director of Verizon Communications Inc.
Verizon Communications Inc.             Consultant; Retired Chairman of the Board and Chief Executive
1095 Avenue of the Americas             Officer, Wyett
New York, New York  10036

Robert D. Storey                        Director of Verizon Communications Inc.
Verizon Communications Inc.             Partner, Law firm of Thompson Hine LLP
1095 Avenue of the Americas
New York, New York  10036

Lawrence T. Babbio, Jr.                 Vice Chairman and President of Verizon Communications Inc.
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York  10036

Mary Beth Bardin                        Executive Vice President - Public Affairs and Communications of
Verizon Communications Inc.             Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York  10036

William P. Barr                         Executive Vice President and General Counsel of Verizon
Verizon Communications Inc.             Communications Inc.
1095 Avenue of the Americas
New York, New York  10036

David H. Benson                         Executive Vice President - Strategy, Development and Planning of
Verizon Communications Inc.             Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York  10036

William F. Heitmann                     Senior Vice President and Treasurer of Verizon Communications Inc.
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York  10036

John F. Killian                         Senior Vice President and Controller of Verizon Communications Inc.
Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York  10036

Ezra D. Singer                          Executive Vice President - Human Resources of Verizon
Verizon Communications Inc.             Communications Inc.
1095 Avenue of the Americas
New York, New York  10036

Dennis F. Strigl                        Executive Vice President and President and CEO-Verizon Wireless
Verizon Communications Inc.             Joint Venture of Verizon Communications Inc.
1095 Avenue of the Americas
New York, New York  10036

Doreen A. Toben                         Executive Vice President and Chief Financial Officer of Verizon
Verizon Communications Inc.             Communications Inc.
1095 Avenue of the Americas
New York, New York  10036

* All of the above listed directors and officers are citizens of the United States.